SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

UPM-Kymmene Corporation

Stock Exchange Release March 8, 2005 at 14:00

Offering of Metso shares by UPM completed

UPM has successfully completed the accelerated bookbuilt offering of 19,922,115 shares of Metso Corporation for international investors. The shares were sold at EUR 14.30 per share. UPM will receive a total of EUR 285 million from the sale and it will book approximately EUR 90 million as taxfree capital gain after operating profit during the first quarter of 2005. Enskilda Securities and UBS Investment Bank were bookrunners of the offering.

Following the placement, UPM will no longer hold any shares of Metso.

For more information, please contact:

Mr Kari Toikka, CFO, UPM,

tel. +358 2041 50014

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2005	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations